Exhibit 99.1

Ambow Education Holding Ltd. (in Provisional Liquidation) Exhibit 99.1 Second Report to Creditors and Shareholders by the Joint Provisional Liquidators dated November 13, 2013 Cause Number: FSD 50 of 2013 (AIJ)

 Contents The contacts in connection with this Report are: Cayman Islands:- Kris Beighton Tel: +1 345 914 4392 Fax: +1 345 949 7164 krisbeighton@kpmg.ky Hong Kong:- Edward Middleton Tel: + 852 2140 2833 Fax: + 852 2869 7357 edward.middleton@kpmg.com Tiffany Wong Tel: + 852 2140 2367 Fax: + 852 2869 7357 tiffany.wong@kpmg.com Page Basis of Report and Disclaimers 2 Glossary of Terms 3 Executive Summary 4 Onshore Operations 5 Cash Flow Operations Restructuring Process 7 Restructuring Process Recommencement of Investigations Regulators Further Considerations 8 Current Litigation Stakeholder Committee 9 Costs of the Provisional Liquidation 10 Next Steps 11 Second Report to Creditors and Shareholders of Ambow Education Holding Ltd. (in Provisional Liquidation) dated November 13, 2013

Basis of Report and Disclaimers Basis of Report This Report has been prepared by the Joint Provisional Liquidators (“JPLs”) of Ambow Education Holding Ltd. (in Provisional Liquidation) (“the Company”) pursuant to paragraph 4 of the Order of the Grand Court of the Cayman Islands (“the Court”) dated October 3, 2013 (“the Revised Order”) for the purposes of providing a written report to creditors and shareholders as to the financial affairs of the Company and the progress of the provisional liquidation of the Company since the previous report to creditors and shareholders by the JPLs dated September 13, 2013. This Report has been prepared using the information available to the JPLs as of the date of this Report. The JPLs act in their own personal capacity as agents of the Company without personal liability. Disclaimers This Report may not be copied or disclosed to any third party or otherwise be quoted or referred to, in whole or in part, without the JPLs’ prior written consent. In the event that this Report (or any part thereof) is obtained by a third party, any such party relying on the Report does so entirely at their own risk and shall have no right of recourse against the JPLs, their respective firms, partners, employees, professional advisers or agents. None of the JPLs, their respective firms, partners, employees, professional advisers or agents accept any liability or assumes any duty of care to any third party (whether it is an assignee or successor of another third party or otherwise) in respect of this Report and any such party who receives a copy of this Report whether from the JPLs, their respective firms, or any other source shall have no right of recourse against the JPLs or their respective firms, its partners, employees, professional advisers or agents. The work undertaken to prepare this Report has been based largely on information obtained from third parties. The JPLs have not performed an audit examination of this information. Except where specifically stated, the JPLs have not sought to establish the reliability of the sources of information presented by reference to independent evidence. Therefore, certain figures in this Report may be subject to change, including possible significant adjustment, in the future. This report was not prepared by Management. In preparing certain aspects of this report, however, the JPLs have relied upon unaudited financial information of the Company and its affiliates, the Company’s books and records, certain financial information prepared by the Company’s accounting team and discussions with members of Management. The JPLs have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of the information. Accordingly, the JPLs express no opinion or other form of assurance on the information contained in the cash flow information or relied on in its preparation. Future oriented financial information reported or relied on in preparing this Report is based on Management’s assumptions regarding future events; actual results may vary from forecast and such variations may be material. This report contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Neither the Company nor the Joint Provisional Liquidators undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law. This report is for informational purposes only and investors should not place undue reliance on its contents (including proposed courses of actions or possible resolution of various issues that the Company faces such as its ongoing liquidity requirements). Any questions or inquiries regarding the matters discussed herein should be directed to the JPLs. Second Report to Creditors and Shareholders of Ambow Education Holding Ltd. (in Provisional Liquidation) dated November 13, 2013

Glossary of terms

ADS	American Depositary Shares
Ambow Online	Beijing Ambow Online Software Co. Ltd, a wholly owned PRC subsidiary of Ambow Education Management (Hong Kong) Ltd.
Ambow Sihua	Beijing Shida Ambow Education Technology Co. Ltd, a PRC entity controlled by Ambow Online via a contractual arrangement
Audit Committee	The Audit Committee of the Company
Audit Committee Investigations	Investigations referred to in paragraph 3(c) of the order of the Court dated June 7, 2013 (appointment)
Bank of Beijing	Bank of Beijing, Weigongcun Branch
CEIHL	China Education Investment Holding Limited, ultimate transferee of the secured loan made to the Company by IFC
the Court	The Grand Court of the Cayman Islands
the Company	Ambow Education Holding Ltd. (in Provisional Liquidation)
Deloitte	Deloitte Financial Advisory Services LLP
the District Court	United States District Court, Northern District of California
DLA	DLA Piper LLP (US)
First Report	First report to creditors and shareholders dated September 13, 2013
the Group	All entities within the Group Structure Chart as per Appendix I in the First Report
IFC	International Finance Corporation
JPLs	Kris Beighton, Wing Sze Tiffany Wong and Edward Middleton as joint provisional liquidators
Mintel	Mintel Learning Technology, a software developer based in California
NYSE	New York Stock Exchange
PRC	People's Republic of China
Petitioner	GL Asia Mauritius II Cayman Limited
RMB	Chinese Renminbi
Skillsoft	Skillsoft Asia Pacific, an Australian Company that provides e-Learning software to the Company
SLPSL	Sir Leslie Porter & Sons Ltd.
Stakeholder Committee	A committee comprising both creditors and shareholders pursuant to the order of the Court dated August 22, 2013 (directions)
SummitView	SummitView Investment Fund I, L.P., a Cayman Islands exempted limited partnership
USD	United States Dollar

Second Report to Creditors and Shareholders of Ambow Education Holding Ltd. (in Provisional Liquidation) dated November 13, 2013 3

Executive summary Events Summary observations Cash Flow External funding has alleviated the liquidity issues of the onshore operations. Core operations are stabilised. However, the prolonged liquidity issue has resulted in the discontinuation of some non-core operations. Restructuring Process The JPLs are in ongoing negotiations with a limited number of parties who have expressed interest in providing long-term funding, although no agreements have been reached to date. The JPLs believe that the primary reason for the reluctance of potential investors to provide new investment to the Group is the uncertainty that remains as to its true financial position due to the lack of audited financial statements for the 2012 reporting year. As such, the Management, the Stakeholder Committee and the JPLs consider it imperative for the future of the Company and the Group, and for the benefit of the Company’s stakeholders as a whole, that the Audit Committee Investigations be recommenced. Investigations The JPLs are to run and control the Audit Committee Investigations, which are expected to be completed within six weeks of re-commencement. As the Company does not have sufficient funding available to meet the costs of the Audit Committee Investigations, the JPLs – working in conjunction with the Stakeholder Committee – have agreed financing facilities with two external parties. Once provided, these funds will be under the exclusive control of the JPLs. The JPLs obtained sanction from the Court to continue the Audit Committee Investigations on November 13, 2013 and expect the engagement letters with DLA and Deloitte to be finalised imminently. Once these letters are finalised and the funding has been received, the Audit Committee Investigations will recommence. Secured Lender CEIHL (transferee of the SLPSL debt) granted a temporary and conditional forbearance to the Company to facilitate the recommencement of the Audit Committee Investigations and the completion of the Company’s annual reports. Regulators The JPLs have advised the NYSE of their intention to recommence the Audit Committee Investigations. The JPLs intend to file an application to the NYSE for a further six-month extension of the non-compliance period to facilitate the recommencement of these investigations and the completion of the Company’s annual report for 2012. However, it is noted that there is no assurance that such extension will be granted. Current Litigations Since the First Report, the JPL’s have been attending to the following developments in the three litigation matters against the Company. In the United States, the next hearing in the California Class Action will be held on December 9, 2013, and the JPLs have appointed new legal counsel on the Mintel litigation and await the Court’s response to evidence recently filed to show cause. In Hong Kong, both Skillsoft’s application to bring forward its application for summary judgment against the Company and the Company’s application to stay these proceedings will be heard by the Hong Kong Court on November 29, 2013. Next Update The JPLs will issue a further report to stakeholders no later than January 13, 2013. Second Report to Creditors and Shareholders of Ambow Education Holding Ltd. (in Provisional Liquidation) dated November 13, 2014

Onshore Operations Cash Flow External funding alleviated the liquidity issue of the onshore operations. CEIHL granted temporary and conditional forbearance to the Company to facilitate the recommencement of the Audit Committee Investigations. Cash Flow September and October are typically demanding months for cash flow and the surplus cash buffers which had been built up through new subscriptions were gradually exhausted through the settlement of operational costs over the course of the school term. During this period, Management obtained additional external funding to alleviate the liquidity issues of onshore operations: In late September, a loan of RMB5m (c.USD809k) to Ambow Online was negotiated between Management and a limited partner of SummitView. In October, Ambow Sihua obtained a loan of RMB50m (c.USD8.1m) from a government-backed asset management company. Of this amount, RMB20m has been drawn down in October and the rest is expected to be drawn down in November. This loan is secured and repayable in six months. The entire CEIHL loan* (USD17m plus interest) was due on September 30, 2013. CEIHL granted a temporary and conditional forbearance to the Company to facilitate the recommencement of the Audit Committee Investigations (discussed further in Page 7 of this Report). While Management had obtained external funding to alleviate the liquidity issue of the onshore operations, there are some loans which will fall due over the next six months and alternative funding is likely to be required to replace the maturing debt. These include: A repayment of RMB20m (c.USD3.2m) which will be due to Bank of Beijing on January 16, 2014**; and The repayment of the loan of RMB50m (plus interest) due to the government-backed asset management company in April 2014. In the First Report, it was reported that only USD33k was held at the Company level. This situation has not changed. The JPLs have not received any payment from SummitView in satisfaction of its outstanding debt to the Company; however, discussions with SummitView in this regard are ongoing. Notes: *The loan was initially transferred by IFC to SLPSL who then transferred it to CEIHL (a company incorporated under the laws of the British Virgin Islands believed to be controlled by SLPSL). **The JPLs were recently advised by Management that a personal guarantee was provided by the legal representative and director of Ambow Sihua to Bank of Beijing to avoid any recovery action being attempted before January 16, 2014. Second Report to Creditors and Shareholders of Ambow Education Holding Ltd. (in Provisional Liquidation) dated November 13, 2013

Onshore Operations Operations Core operations are stabilised. However, the prolonged liquidity issue has resulted in the discontinuation of some non-core operations. Operations With the additional external funding to the onshore business and temporary forbearance from CEIHL, the core onshore operations are stabilised. For example, average number of students of the One-on-one business, one of the core business units, in Q3 2013 is close to that of Q2 2013, with a variance of only 3%. However, the prolonged liquidity issue has resulted in the discontinuation of some non-core operations. The JPLs have become aware that several tutoring centers in Shenzhen and Guangzhou were closed in October due to liquidity constraints. As advised by Dr Huang, Management is working closely with local governments in reviewing claims from parents and students for the refund of prepaid tuition fees and devising a payment plan. As per the JPLs’ understanding, these operations offer little, if any, revenue and cashflow contribution to the Group. Further funding is likely to be required to recapitalise the Group in the long term. Based on feedback received from the Stakeholder Committee and interested parties, the likelihood of further funding being obtained will improve through the recommencement of the Audit Committee Investigations (discussed further in Page 7 of this Report). The months of November and December are not expected to be as demanding for cash flow compared to September and October, and it is forecast that the onshore operations will generate some positive cash flows during this period. Since the First Report, the Group continues to face strong competition. Various local government authorities continue to monitor the Group’s operations closely. Second Report to Creditors and Shareholders of Ambow Education Holding Ltd. (in Provisional Liquidation) dated November 13, 2013

Management, the Stakeholder Committee and the JPLs believe that the primary reason for the reluctance of potential investors to provide new investment to the Group is the uncertainty that remains as to its true financial position. It is therefore considered imperative for the future of the Company and the Group, and for the benefit of the Company’s stakeholders as a whole, that the Audit Committee Investigations be recommenced. External funding has been arranged for these investigations and the JPLs have obtained Court sanction for recommencement. Restructuring Process In the First Report, the JPLs reported that they had commenced a process designed to identify appropriate investors to inject further working capital into the Company and/or Group to facilitate a restructuring. The JPLs are in ongoing negotiations with a limited number of parties who have expressed interest in providing long-term funding, although no agreements have been reached to date. Management, the Stakeholder Committee and the JPLs believe that the primary reason for the reluctance of potential investors to provide new investment to the Group is the uncertainty that remains as to its true financial position, and the questions which remain unanswered at this stage as to the manner in which the Group has previously been operated. A number of potential investors have commented to the JPLs that until there is clarity on the allegations which are to be the subject to the Audit Committee Investigations, there is too much uncertainty to make significant investment in the Company. Management and the JPLs believe that the Group has the potential to be a profitable going concern if a restructuring can be implemented. However, the Company and the Group continues to suffer liquidity constraints. Despite the JPLs’ best efforts to date, they have not been able to identify new investors who are prepared to provide the funding necessary to recapitalise the business based on the current financial and operational information on the Company and the Group that the JPLs have been able to provide to potential investors. As such, Management, the Stakeholder Committee and the JPLs consider it imperative for the future of the Company and the Group, and for the benefit of the Company’s stakeholders as a whole, that the Audit Committee Investigations be recommenced. Recommencement of Investigations The Audit Committee Investigations are to be run and controlled by the JPLs. It is currently anticipated that this process will take approximately six weeks to complete from the date of recommencement. Prior to these negotiations, the JPLs held discussions with the Stakeholder Committee in respect of the scope of the Audit Committee Investigations and which professional firms would be engaged to conduct the investigation. After lengthy discussions and evaluation, it was agreed that DLA would be engaged to continue this work, being assisted by Deloitte. As the Company does not have sufficient funding available to meet the costs of the Audit Committee Investigations, the JPLs – working in conjunction with the Stakeholder Committee – have agreed financing facilities with two external parties (one for USD and the other for RMB). This funding is entirely unconditional save for the requirement that the sanction of the Court be obtained for the recommencement of the Audit Committee Investigations. Any funds provided under these facilities will be under the exclusive control of the JPLs to be applied to the Audit Committee Investigations and related matters. The Stakeholder Committee unanimously supports the approach proposed by the JPLs for the Audit Committee Investigations and the financing for the same. The JPLs obtained sanction from the Court to continue the Audit Committee Investigations on November 13, 2013 and expect the engagement letters with DLA and Deloitte to be finalised imminently. Once these letters are finalised and the above funding has been received, the Audit Committee Investigations will recommence. Regulators The JPLs have advised the NYSE of their intention to recommence these investigations. In view of the expiry of the initial six-month non-compliance period, the JPLs and their legal counsel intend to file an application to the NYSE for a further six-month extension to facilitate the recommencement of the Audit Committee Investigations and the completion of the Company’s annual report for 2012. However, there is no assurance that such extension will be granted. Restructuring Process Update on Restructuring Progress & Recommencement of Investigations Second Report to Creditors and Shareholders of Ambow Education Holding Ltd. (in Provisional Liquidation) dated November 13, 2013

Further considerations Current litigation Since the First Report, the JPLs have worked closely with the various legal counsel to attend to the litigation matters against the Company. Since the First Report, the JPL’s have been attending to the following developments in the three litigation matters against the Company: California Class Action – The Company’s Motion to Dismiss has been re-filed by Shearman & Sterling, and will be heard by the Californian Court on 1:30pm, December 9, 2013. Action in United States District Court, Northern District of California – On October 2, 2013, the District Court granted the motion of Isaac Winer to resign as the Company’s counsel in this matter, and the District Court made a further order directing the Company to show cause as to why its defence should not be stricken for failure to maintain counsel. Subsequently, the Company appointed new counsel, Brian Lee of PivotPoint Law, P.C., to represent it. On November 4, 2013, the Company’s new counsel filed evidence in answer to the District Court’s order to show cause. The Company is now awaiting the District Court’s decision as to whether its evidence has been accepted. In anticipation that the District Court will accept the Company's showing, the JPLs and the Company’s management are also conferring with Counsel regarding issues for the discovery phase of this matter. Actions in Hong Kong – On September 18, 2013, Skillsoft filed a summons to bring hearing forward the hearing of its application for summary judgment against the Company. That summons was heard before the Hong Kong Court on October 3, 2013 and the Hong Kong Court agreed to Skillsoft’s application to bring forward the hearing date, but also ordered that the Company’s application to stay these proceedings be heard on the same date. Accordingly, the Hong Kong Court will hear these two applications on November 29, 2013. On October 28, 2013, the JPLs became aware that Skillsoft filed a new writ in the High Court of Hong Kong against Ambow in respect of additional licensing fees which it claims are now due under the licensing agreement. Furthermore Skillsoft attempted to serve these writs personally on the JPLs. The JPLs have objected to this as being impermissible under the relevant Court rules and will file the necessary objection with the Hong Kong Court. Second Report to Creditors and Shareholders of Ambow Education Holding Ltd. (in Provisional Liquidation) dated November 13, 2013

A Stakeholder Committee was established and since then, the JPLs have had frequent discussions with the Stakeholder Committee on various topics in relation to administration and restructuring of the Group Members of Stakeholder Committee The JPLs have established a stakeholder committee consisting of the following members: The Petitioner; Spin-Rich Ltd, a shareholder of the Company, controlled by Dr. Jin Huang, the Company's chairperson and chief executive officer CEIHL (a secured creditor of the Company); Senlei Huang (the vice president of the Group, chairperson and president of the tutoring business and a major creditor of an operational entity which represents a significant portion of the Group’s one-on-one tutoring business); and Toro Investment Partners, LP (a beneficial holder of the Company’s ADSs in issue through the NYSE) Meetings The first meeting of the Stakeholder Committee was held on 24 September 2013, with 7 subsequent meetings held to date. Topics discussed in the Stakeholder Committee meetings include, but not limited to the following: Overview of cash performance/requirements for the onshore business; Overview of the restructuring process; Recommencement of Audit Committee Investigations and communication with the NYSE; Updates of US litigations and strategy; Consideration of additional onshore funding negotiated by the Management; and Remuneration of the JPLs and their legal advisors. Ongoing Role The Stakeholder Committee are expected to continue to assist the JPLs in carrying out their duties and act as a sounding board for the JPLs’ on various aspects of the provisional liquidation, including those matters listed above. The JPLs also intend to continue to liaise with the Stakeholder Committee in relation to the approval of their outstanding remuneration. Stakeholder Committee Establishment and Role Second Report to Creditors and Shareholders of Ambow Education Holding Ltd. (in Provisional Liquidation) dated November 13, 2013

Costs of the Provisional Liquidation Appointees & Service Providers Joint Provisional Liquidators The JPLs have incurred time costs totaling c.USD3.7m and disbursements of c.USD138k through to October 31, 2013. As noted in the First Report, one of the roles of the Stakeholder Committee is to review and, if appropriate, approve the remuneration of the JPLs. Upon formation of the Stakeholder Committee, the JPLs provided a report to the members of the Stakeholder Committee including details of the JPLs’ time costs and disbursements up to September 22, 2013 for their review. A further report has since been issued by the JPLs to the Stakeholder Committee providing details of their time costs and disbursements for the further period through to October 31, 2013. The JPLs are still in the process of negotiating the terms and quantum of their remuneration with the Stakeholder Committee. Legal Counsel and other service providers The JPLs have engaged legal counsel in the Cayman Islands, the United States, Hong Kong and the PRC. Time costs and disbursements incurred up to and including October 31, 2013 total c.USD2.7m. To date, neither the JPLs nor their advisors have received payment for any of their outstanding costs. Second Report to Creditors and Shareholders of Ambow Education Holding Ltd. (in Provisional Liquidation) dated November 13, 2013

Next Steps A further update will be circulated to all stakeholders on or before January 13, 2014. The JPLs will issue a further report to the creditors and shareholders of the Company once the Audit Committee investigations has concluded, and in any event no later than January 13, 2014. The steps which the JPLs intend to take include the following: recommence and supervise the Audit Committee Investigations; continue to liaise with the NYSE in an attempt to preserve the Company’s listing status; continue liaising with parties who have expressed interest in providing both long-term and short-term funding, as well as exploring any other funding options which may be available to the Company and the Group; continue discussions with CEIHL in relation to forbearance/restructuring the current terms of their debt; continue actions and discussions with SummitView in relation to their outstanding debt to the Company; provide regular updates to the Stakeholder Committee and discuss with the Committee with respect to matters arising from the administration and restructuring of the Group; prepare for and attend hearings in the Court on December 3, 2013 in relation to further directions and the approval of the JPLs’ fees; recommence the Company’s annual audit for 2012; continue to work with Management to maintain onshore operations; and continue to work with advisors to defend the various litigations that the Company is party to. Second Report to Creditors and Shareholders of Ambow Education Holding Ltd. (in Provisional Liquidation) dated November 13, 2013

 The information contained herein is of a general nature and is not intended to address the circumstances of any particular individual or entity. Although we endeavour to provide accurate and timely information, there can be no guarantee that such information is accurate as of the date it is received or that it will continue to be accurate in the future. No one should act on such information without appropriate professional advice after a thorough examination of the particular situation.